EXHIBIT 12


               Statement of Ratio of Earnings to Fixed Charges

                                                            Nine Months
                                                               Ended
                       Year Ended December 31,              September 30,
                       -----------------------              -------------
             1992     1993     1994     1995     1996       1996     1997
             ----     ----     ----     ----     ----       ----     ----

Ratio of
earnings
to fixed
charges ...   3.8      4.5      3.6      3.9      4.9        4.3      4.3


           For purpose of computing the ratio of earnings to fixed charges, earnings are defined as income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt discount and debt issuance costs and portion of rent expense which is deemed to be representative of an interest factor.